Exhibit 99.1

Claude Resources Inc.
200-224 4th Ave. S.
Saskatoon, SK S7K 5M5
Phone: (306) 668-7505
Fax: (306) 668-7500
Internet: www.clauderesources.com
E-mail: clauderesources@clauderesources.com

November 20, 2002

THIRD QUARTER REPORT
For the Nine Months Ended September 30, 2002

Overview

Gold prices remained above US $300 per ounce throughout the third quarter of 2002. Fear of a faltering US economic recovery and potential world conflict prompted the investing public’s turn to gold as a historic safe haven in troubled times.

A significant run-up in gold share prices in the first six months of 2002 took a breather in the third quarter and share prices retreated from earlier highs. Claude Resources’ shares opened the year near $.60 and traded to a high of $2.45 before declining below $1.00 in September. The Company’s share price performance was exaggerated in both directions, related in large part to speculation surrounding the exploration results at Claude’s Madsen property in Red Lake, Ontario. The current nineteen-hole drill program at Madsen is targeted for completion by the end of November, with drilling results expected in the first quarter of 2003.

As forecast in the second quarter report, gold production at the Seabee mine continued to improve throughout the third quarter and returned to historic levels in September. Under the current mine plan, the Company is confident that Seabee will maintain annualized production levels of 50-55,000 ounces per year in the fourth quarter of 2002 and the year 2003.

Claude’s financial performance was much improved in the third quarter. Cash earnings of $1.2 million are a significant improvement over the break-even cash earnings in the second quarter 2002 and $.6 million in the third quarter of 2001.

Financial Highlights

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	Sept. 30, 2002	Sept. 30, 2001	Sept. 30, 2002	Sept. 30, 2001

Revenue ($ millions)	7.0	6.5	17.6	22.3
Net loss ($ millions)	.2	.7	3.2	1.9
Net loss per share ($)	—	.02	.07	.05
Cash provided by operations ($ millions)	1.2	.6	.5	2.6
Cash from operations per share ($)	.02	.02	.01	.06
Average realized gold price for the period (US $/ounce)	316	276	306	270
Total cash operating costs (US $/ounce)	236	225	280	224
Working capital ($ millions)	7.1	8.7	7.1	8.7

Financial

Three months

For the quarter, the Company recorded a net loss of $.2 million ($0.00 per share) compared to a net loss of $.7 million ($0.02 per share)in the same period of 2001.

Total revenues increased from $6.5 million in 2001 to $7.0 million this quarter. Gold revenue increased 13% from $4.6 million in 2001 to $5.2 million. Gold production remained relatively unchanged at 10,600 ounces compared to 10,800 ounces last year. The increase in average realized gold price period over period, from US $276/CDN $427 in 2001 to US $316/CDN $493 in 2002, had the largest impact on gold revenue. Oil, liquids and gas revenues decreased 11% to $1.7 million compared to $1.9 million in 2001. This reduction was a combination of normal production decline rates offset by higher realized petroleum prices in the quarter.

Total mine operating costs increased slightly from $3.8 million in the third quarter of 2001 to $3.9 million in 2002. Cash operating cost of US $236 per ounce this quarter compares to US $225 per ounce last year. The cost per ounce for the quarter began to track historically reported values as production increased during the latter half of the third quarter.

Cash flow from operations before the net change in non-cash working capital items was $1.2 million ($0.02 per share) compared with $.6 million ($0.02 per share) for the same period last year. This increase, a result of improved gold production and related price increases, is especially significant when compared to the negative cash flow reported during the first half of 2002.

2

Year to date

The Company recorded a net loss of $3.2 million ($0.07 per share) for the first three quarters of 2002 compared to $1.9 million ($0.05 per share) in 2001. Total revenues were $17.6 million, a decrease of 21% from the $22.3 million in 2001. This was due largely to period to period declines in gold, oil, liquids and natural gas production but offset to a degree by an increase in average gold price realized.

Gold revenues fell from $14 million in the first nine months of 2001 to $12.8 million in 2002. At 26,600 ounces, year to date gold production is 21% less than the 33,600 recorded last year. Mill throughput from the low grade 2D zone between the 190 and 390 levels continued to impact gold margins. Increases in the average gold price realized period over period (2002 — US $306/CDN $481; 2001 — US $270/CDN $416) aided in reducing the impact of lower production.

Total mine operating costs remained relatively unchanged at $11.7 million for the first nine months of 2002. However, as a result of the lower gold production, cash operating costs per ounce increased from US $224 to US $280.

Gross oil, liquids and gas revenues decreased by 42% from $8.3 million in 2001 to $4.8 million year to date. For the nine months ended September 30, 2002, oil and liquids production was 53,600 barrels, 20% lower than the 67,000 barrels produced in the 2001 period. The average realized price was US $23.74 (CDN $37.29) per barrel versus US $25.93 (CDN $39.89) last year. Gas production declined 22% from 751 MMCF in 2001 to 587 MMCF this period. The average realized price was US $2.47 (CDN $3.88) per MCF compared to the US $4.10 (CDN $6.31) per MCF realized last period.

Oil and gas operating costs fell 14%, from $1.4 million during the first three quarters of 2001 to $1.2 million for the corresponding 2002 period.

General and administrative costs increased period over period from $1.1 million in 2001 to $1.6 million in 2002. The increase is largely attributable to the settlement of a prior year property tax assessment at Madsen.

Depreciation and depletion of the Company’s gold assets was $3.5 million compared to $4.1 million in the 2001 period. This variance is a combination of increased Seabee ore reserves and a decrease in tonnes broken and mill throughput. Depreciation and depletion costs per ounce for the 2002 period were US $84 versus US $80 for the same period last year.

Liquidity and Financial Resources

Cash flow from operations before the net change in non-cash working capital items for the period was $.5 million ($0.01 per share) compared to $2.6 million ($0.06 per share) for the same period in 2001.

3

Capital expenditures in the first nine months of 2002 amounted to $6.3 million, an increase of $3.0 million from the corresponding 2001 period. This reflects increased development expenditures at the Seabee mine (2002 — $4.1 million; 2001 — $2.2 million), and an aggressive exploration program, funded by a flow through share issue at the end of 2001 (2002 — $.9 million; 2001 — $.1 million). Investments of $1.2 million reflected a $.5 million increase in the cash funding of our financial assurance requirements at the Seabee mine.

Financing activities during the first nine months of 2002 was highlighted by the receipt of $5.0 million pursuant to a private placement completed earlier this year.

Derivative Instruments and Hedging Activities

To mitigate the effects of price fluctuations on revenues, the Company may undertake hedging transactions in respect of foreign exchange rates and the price of gold.

As at September 30, 2002, the Company had outstanding forward gold contracts related to 2002 production of 8,250 ounces at an average price of US $298 per ounce, with a market value loss inherent in these contracts of US $.1 million. As at September 30, 2002, the Company had outstanding foreign exchange contracts to sell US $5.3 million at an average exchange rate of 1.5873 CDN$/US$, with a market value gain inherent in these contracts of US $5,000.

Operations

Gold — Seabee Mine

Mill feed ore grade continued to improve in the third quarter, resulting in 11,100 ounces being processed at 7.6 grams per tonne on 45,700 tonnes. This is a marked improvement over first half production numbers in which 15,200 ounces were produced at 4.8 grams per tonne on 106,400 tonnes throughput.

As forecast in the second quarter report, ore grades had returned to historic levels by the end of September. The improvement in production is the result of continued successful development and mining of ore in the B & C zones between the 400 and 550 metre levels. During the third quarter, mill feed was primarily obtained from development headings and “swell” from stopes where the ore was being broken. Commencing in the fourth quarter, the mine will start “freepulling” ore from completed stopes.

At the end of the third quarter, internally compiled ore reserves were as follows:

	Proven Mineral	Probable Mineral	Proven and Probable
	Reserves	Reserves	Mineral Reserves

Tonnes	216,800	392,800	609,600
Grade (grams/tonne)	7.9	9.4	8.9
Ounces	53,600	118,600	172,200

4

Oil & Gas

Oil, liquids and gas operations continue to positively contribute to corporate cash flows, however, the impact was minimized due to lower petroleum prices realized in the first half of 2002. Higher realized prices in the third quarter, if sustainable, should ensure an even more positive impact.

Exploration

Activities during the third quarter were modified to accommodate a number of massive forest fires that burned across northern Saskatchewan. Work on the Jojay property was reduced to a small soil sampling program, which was successful in outlining a large gold and pathfinder anomaly on the property. A substantial mapping and drilling program is being formulated for summer 2003.

Segments of Amisk Lake and the Tartan Lake minesite area were mapped during the period. On the Amisk Lake option property, emphasis was placed on a pair of pyritic, silicified trends tracking along the west shore of Hyslin Bay. Although trenched on surface, these strongly sulfidized systems are untested to depth. Mapping near the Laural Lake deposit showed this epithermal mineralization to be preferentially concentrated around the margins of the Laural rhyolite. Remapping of the Tartan Lake minesite area focused on known mineralized trends and resulted in the discovery of numerous quartz veins. Drill testing these quartz structures is part of next year’s exploration program.

Prospecting activities focused on the western extension of the West Porky discovery and on a volcanic-intrusive quartz monzonite contact east of the Seabee mine. Work on the West Porky property produced several high-grade gold assays in grab samples and confirmed the presence of the West Porky mineralized system to the west. This trend will be drilled in the first quarter of 2003. Segments of the quartz monzonite target in the Seabee area will be drill tested later this year.

At the Madsen property near Red Lake, Ontario, Placer Dome, the project operator, continues its assessment of four target areas north of the previous mine workings. This region is underlain by a suite of mafic and ultramafic rocks of the Balmer Assemblage. From the six holes received to date, the first target area hosts a broad iron carbonate alteration zone that is locally silicified and gold-bearing. High grade values encountered in this drilling have thus far been over narrow widths. The current year’s drilling program is expected to be concluded by the end of November.

For further information please contact:
Neil McMillan, President
(306) 668-7505

5

Consolidated Statements of Loss
(Canadian Dollars in Thousands)

	Three Months Ended		Nine Months Ended
	September 30		September 30

	2002	2001	2002	2001

Revenues
Gold	$5,224	$4,614	$12,787	$13,990
Oil and gas:
Gross revenue	1,732	1,908	4,824	8,263
Crown royalties	(484)	(501)	(1,232)	(2,503)
Alberta Royalty Tax Credit	189	(12)	314	622
Overriding royalties	(668)	(846)	(1,871)	(3,517)

Net oil and gas revenue	769	549	2,035	2,865

	5,993	5,163	14,822	16,855
Expenses
Gold	3,917	3,761	11,676	11,576
Oil and gas	502	440	1,155	1,353
General and administrative	381	312	1,578	1,149
Interest and other	17	16	(222)	28
Provision for income taxes	14	—	101	166

	4,831	4,529	14,288	14,272

Earnings before the undernoted items	1,162	634	534	2,583
Depreciation, depletion and reclamation:
Gold	1,276	1,211	3,489	4,120
Oil and gas	86	121	263	362

Net loss	$(200)	$(698)	$(3,218)	$(1,899)

Net loss per share
Basic and diluted	$—	$(0.02)	$(0.07)	$(0.05)

Weighted average number of shares outstanding (000’s)	48,438	40,554	46,305	40,554

Consolidated Statements of Cash Flows
(Canadian Dollars in Thousands)

	Three Months Ended		Nine Months Ended
	September 30		September 30

	2002	2001	2002	2001

Cash provided from (used in):
Operations:
Net loss	$(200)	$(698)	$(3,218)	$(1,899)
Non cash items:
Depreciation, depletion and reclamation	1,362	1,332	3,752	4,482

Net change in non-cash working capital:
Receivables	(1,205)	(11)	(1,315)	476
Inventories	106	1,162	(2,428)	(3)
Prepaids	(46)	30	(80)	120
Payables and accrued liabilities	(19)	(866)	1,205	(1,822)

Cash from (used in) operations	(2)	949	(2,084)	1,354
Investing:
Short-term investments	750	—	—	(657)
Investments	(39)	—	(539)	—
Mineral properties	(1,906)	(994)	(5,829)	(2,815)
Oil and gas properties	(152)	(242)	(443)	(463)

	(1,347)	(1,236)	(6,811)	(3,935)
Financing:
Issue of common shares, net of issue costs	(26)	(1)	4,754	106
Demand loan:
Proceeds	—	—	—	658
Repayment	(83)	(82)	(247)	(137)
Obligations under capital lease	(18)	—	169	—

	(127)	(83)	4,676	627
Decrease in cash position	(1,476)	(370)	(4,219)	(1,954)
Cash position, beginning of period	(844)	(604)	1,899	980

Cash position, end of period	$(2,320)	$(974)	$(2,320)	$(974)

Consolidated Statements of Retained Earnings (Deficit)
(Canadian Dollars in Thousands)

	Three Months Ended		Nine Months Ended
	September 30		September 30

	2002	2001	2002	2001

Retained earnings (deficit), beginning of period	$2,163	$6,163	$5,181	$(32,636)
Reduction of stated capital	—	—	—	40,000
Net loss	(200)	(698)	(3,218)	(1,899)

Retained earnings, end of period	$1,963	$5,465	$1,963	$5,465

Notes to Consolidated Financial Statements

Note 1 — General

The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2001. The unaudited consolidated financial statements include the financial statements of the Company and its subsidiary.

The unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

Stock-based Compensation

Effective January 1, 2002, Claude adopted new CICA Handbook Section 3870, “Stock-based Compensation and other Stock-based Payments”. This section requires that a fair value based method of accounting be applied to direct awards of stock to employees. This standard allows the Company to continue its existing policy, the intrinsic value based method, of recording no compensation cost on the grant of stock options to employees. However, pro forma information is required which reflects the difference between compensation cost recorded under the intrinsic based method and costs that would have been recorded under the fair value based method. The application of this standard had no material impact on the Company’s pro forma financial results for the nine months ended September 30, 2002.

Note 2 — Share Capital

At September 30, 2002 there were 48,459,477 common shares outstanding.

Options in respect of 2,200,000 shares are outstanding under the stock option plan. These options have exercise prices ranging from $.53 to $3.05 with expiration dates between April, 2006 and May, 2010.

On April 23, 2002, Claude completed and closed the issuance of 5,000,000 units at a price of $1.00 per unit for aggregate gross proceeds of $5,000,000. Each unit consists of one common share and one-half of one common share purchase warrants. Each whole common share purchase warrant entitles the holder to acquire one common share at an exercise price of $1.25 for a period of twelve months from the closing date. In partial consideration for the services provided to Claude in connection with the Offering, the Underwriters were issued an aggregate of 63,463 common share purchase warrants, each of which entitles the holder to acquire one common share at an exercise price of $1.00 for a period of twelve months from the closing date.

Note 3 — Comparative Figures

Certain prior year balances have been reclassified to conform to the current financial statement presentation.

Note 4 — Differences from United States Accounting Principles

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. See Note 16 of the Company’s audited financial statements for the year ended December 31, 2001, for a narrative explanation of the differences in Canadian and U.S. GAAP accounting principles.

Consolidated Balance Sheets
(Canadian Dollars in Thousands)

	September 30	December 31
	2002	2001

Assets
Current assets:
Cash	$—	$1,899
Short-term investments	657	657
Receivables	2,014	699
Inventories	9,905	7,477
Prepaids	380	300

	12,956	11,032
Oil and gas properties	3,300	3,120
Mineral properties	16,219	13,834
Investments	1,223	684

	$33,698	$28,670

Liabilities and Shareholders’ Equity
Current liabilities:
Bank indebtedness	$2,320	$—
Payables and accrued liabilities	3,319	2,114
Demand loan	192	438
Current portion of obligations under capital lease	48	—

	5,879	2,552
Obligations under capital lease	120	—
Future site reclamation costs	2,620	2,575
Shareholders’ equity:
Share capital (note 2)	23,116	18,362
Retained earnings	1,963	5,181

	25,079	23,543

	$33,698	$28,670